MICHAEL K. RAFTER

RESIDENT IN ATLANTA OFFICE

mrafter@pogolaw.com

Direct: (404) 572-6745

March 17, 2008

Via email and EDGAR

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, DC 20549

Re:	Strategic Storage Trust, Inc.
Amendment No. 3 to Form S-11
File No. 333-146959
Filed March 7, 2008

Dear Ms. Garnett:

On behalf of our client, Strategic Storage Trust, Inc., a Maryland corporation, we are submitting this letter regarding Strategic Storage Trust’s Amendment No. 3 to Registration Statement on Form S-11 filed on March 7, 2008. This letter includes our response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Paula Mathews of Strategic Storage Trust dated March 14, 2008 (the “Comment Letter”). The heading and paragraph number below correspond to the Comment Letter.

Note 2 Summary of Significant Accounting Policies

Organization and Offering Costs, page F-6

1.	Please expand this to clarify how you record an obligation under SFAS 5 to reflect the registrant’s obligation to repay offering and organizational costs incurred on its behalf. Further, the note should clarify how offering and organization costs incurred on the registrant’s behalf for which repayment is not required or has been forgiven, are accounted for as capital contributions in accordance with SAB Topic 5T.

Response: In response to your comment, in our next filing of financial statements, we shall revise Footnote 2 – Organizational and Offering Costs to clarify Strategic Storage Trust’s accounting policy concerning the treatment of organizational and offering costs pursuant to SFAS 5, SAB Topic 5T and SOP 98-5. Such revision shall be reflected in Strategic Storage Trust’s initial Form 10-Q filing for the quarter ending March 31, 2008.

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 572-6745.

Very truly yours,

/s/ Michael K. Rafter

cc:	Duc Dang, Staff Attorney
Howard S. Hirsch
Paula Mathews